SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 02 September 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

September 2, 2009

BP ANNOUNCES GIANT OIL DISCOVERY

IN THE GULF OF MEXICO

BP announced today a giant oil discovery at its Tiber Prospect in the deepwater Gulf of Mexico. The well, located in Keathley Canyon block 102, approximately 250 miles (400 kilometres) south east of Houston, is in 4,132 feet (1,259 metres) of water. The Tiber well was drilled to a total depth of approximately 35,055 feet (10,685 metres) making it one of the deepest wells ever drilled by the oil and gas industry. The well found oil in multiple Lower Tertiary reservoirs. Appraisal will be required to determine the size and commerciality of the discovery.

"Tiber represents BP's second material discovery in the emerging Lower Tertiary play in the Gulf of Mexico, following our earlier Kaskida discovery," said Andy Inglis, chief executive, Exploration and Production. "These material discoveries together with our industry leading acreage position support the continuing growth of our deepwater Gulf of Mexico business into the second half of the next decade."

Tiber is operated by BP (NYSE:  BP), with a 62 per cent working interest with co-owners Petrobras (NYSE: PBR/PBRA, 20 per cent) and ConocoPhillips (NYSE: COP, 18 per cent).

Note to editors:

  BP is the largest producer of oil and gas in the Gulf of Mexico with net production of over 400,000 barrels of oil equivalent per day. BP is progressing nine Gulf of Mexico projects: Atlantis Phase 2, Tubular Bells, Kodiak, Freedom, Kaskida, Isabela, Santa Cruz, Mad Dog tiebacks and Great White.

  Major BP developments in the deepwater Gulf of Mexico include: Pompano, 1994; Marlin, 2000; Horn Mountain, 2002; Na Kika, 2003; Holstein, 2004; Mad Dog, 2005, Atlantis, 2007, Thunder Horse 2008.

  BP has a leading acreage position in the emerging Lower Tertiary area of the Gulf of Mexico. BP's first major discovery in the Lower Tertiary was Kaskida in 2006 which is currently under appraisal.

Further information:

BP London Press Office:     +44 20 7496 4076

Daren Beaudo, BP Houston:  +1 281 366 8346

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 September 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary